CONSENT OF THOMAS GARAGAN

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled "Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report" dated effective December 31, 2018, (ii) the report titled "Fekola Gold Mine, Mali, NI 43-101 Technical Report" dated effective December 31, 2019, (iii) the report titled "Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations" dated effective December 31, 2016, (iv) the report titled "Gramalote Project, Colombia, NI 43-101 Technical Report" dated effective December 31, 2019, (v) mineral resource estimates for the Otjikoto project,  (vi) mineral resource estimates for the Masbate project, (vii) mineral resource estimates for the Fekola project, (viii) mineral resource estimates for the Anaconda Area, (ix) mineral resource estimates for the Kiaka project, (x) mineral resource estimates for the Gramalote project, (xi) mineral resource estimates for the Cardinal deposit (xii) scientific and technical information regarding exploration matters contained in the Annual Information Form, (xiii) scientific and technical information regarding exploration matters contained in the Management's Discussion and Analysis and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., for the year ended December 31, 2020, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158 and No. 333-239197) of B2Gold Corp.

/s/ Thomas Garagan
Thomas Garagan
March 30, 2021